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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of September 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated September 26, 2000 re Interoperability Support for InteropNet Labs (iLabs) at NetWorld+Interop 2000 Atlanta.










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                                                                          ITEM 1

For Immediate Release

Contact:          Karen Gurwitz                      David Seligman
                  Dir. Corp. Communications          CFO
                  RADVision, Inc.                    RADVision, Ltd.
                  Tel: 201.529.4300, x305            Tel: 972.3.645.5446
                  kgurwitz@radvision.com             Seligman@tlv.radvision.com
                  http://www.radvision.com           http://www.radvision.com


   RADVision Provides Interoperability Support for InteropNet Labs (iLabs) at
                         NetWorld+Interop 2000 Atlanta
    RADVISION SPEAKER TO PARTICIPATE WITH MOTOROLA TO ADDRESS VOIP PROTOCOLS

Mahwah, New Jersey, September 26, 2000 -- RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced that it is participating in NetWorld+Interop's InteropNet Labs (iLabs) SIP/H.323 interoperability test-bed with its award-winning family of V2oIP(TM) networking products for real-time voice and video communications over next-generation networks.


The iLabs is NetWorld+Interop's live test-bed for the latest networking technologies. It is the first to feature the latest solutions to real engineering challenges in a live, vendor-neutral, open-standards arena. The iLabs configuration will include networking products from leading industry vendors including 3Com, Cisco, Nortel Networks, Polycom, RADVision, and others showcasing a system configuration depicting H.323 and SIP interoperability via PSTN. RADVision's 323-GW Gateway and 323-MCU Multipoint Conferencing Unit will be used in the iLabs configuration. RADVision's 323-GK Gatekeeper is being used as a core controller in the VoIP network.


"The work that happens in the iLabs is imperative in advancing Voice over IP technology," said Steve Wylie, director of network operations, NetWorld+Interop. "Without the support of pioneering companies such as RADVision, the product and protocol interoperability work the iLabs is known for would not be possible."

"Providing seamless end-to-end connectivity in a multi-protocol environment is a basic requirement for broad-based market adoption of next-generation networks," said Dr. Michelle Blank, VP of Galactic Marketing for RADVision. "RADVision has a longstanding reputation as a champion of interoperability for IP communications. The iLabs test bed is a wonderful showcase for our voice and video over IP solutions. Visitors can see that IP communications is really happening."

Also at NetWorld+Interop 2000 in Atlanta, RADVision will be speaking on "VoIP Protocols" on September 26-27 at 11:30am. The protocol communication session will be addressed at Motorola Booth #4354. Visitors to the booth can sign up to receive a copy of RADVision's new Visionary's Guide to the IP Universe, a comprehensive pocket guide describing the relationship between SIP, MGCP, H.248/MEGACO and H.323 real-time IP communications protocols.

The iLabs has been involved in pushing emerging technologies forward such as MPLS, Gigabit Ethernet over Copper, Packet over SONET and improved interoperability and implementation of technologies such as VPN (IPSEC/IKE), VoIP (H.323/SIP), QoS, IPv6 and IP Multicast. In addition to being a compelling developmental environment, it provides unbiased and practical education on the true state of these emerging networking technologies to thousands of networking professionals.

                                     more...

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

About NetWorld+Interop

NetWorld+Interop is a Key3Media event. NetWorld+Interop provides networking, Internet and telecommunications professional buyers with a uniquely comprehensive forum for education and hands-on products and services in order to make critical purchase decisions. NetWorld+Interop affords buyers from enterprises, carrier/service providers, and resellers/integrators the opportunity to experience live technology demonstrations first-hand. It's this focus on advanced, multi-vendor, multi-protocol, multi-service interoperability technologies and solutions that makes NetWorld+Interop the definitive networking, Internet and telecommunications event. Up-to-date NetWorld+Interop information is available online at www.interop.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

                                       ###

Key3Media, NetWorld+Interop, Interop, InteropNet, iLabs and associated design marks and logos are trademarks owned or used under license by Key3Media Events, Inc., and may be registered in the United States and other countries. NetWorld is a service mark of Novell, Inc., and is registered in certain jurisdictions. Other names mentioned may be trademarks of their respective owners.

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: September 29, 2000